Subsequent Event
The Portfolio has received information from Citigroup
Asset Management ("CAM") concerning Citi Fund Management
Inc. ("CFM"), an investment advisory company that is part of CAM. The information received from CAM is as follows:On
September 16, 2005, the staff of the Securities and Exchange Commission (the "Commission") informed CFM that the staff is considering recommending that the Commission institute administrative proceedings against SBFM for alleged violations of Sections
19(a) and 34(b) of the Investment Company Act (and related Rule 19a-1).The notification is a result of an industry wide inspection undertaken by the Commission and is based upon alleged deficiencies in disclosures regarding dividends and distributions paid to shareholders of certain funds. In connection with the contemplated proceedings, the staffmay seek a cease and desist order and/or monetary damages from CFM. Although there can be no assurance, CFM believes that this matter is not likely to have a material adverse effect on the Portfolio or CFM's ability to perform investment advisory services relating to the Fund.
The Commission staff's recent notification will not affect the sale by Citigroup Inc. of substantially all of CAM's worldwide business to Legg Mason, Inc., which Citigroup continues to expect will occur in the fourth quarter of this year.